Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-206217

February 27, 2018

Marsh & McLennan Companies, Inc.

$600,000,000 4.200% SENIOR NOTES DUE 2048

Issuer:	Marsh & McLennan Companies, Inc.

Expected Ratings /Outlook (Moody’s /S&P)*:	Baa1 (Stable) /A- (Stable)

Securities:	4.200% Senior Notes due 2048 (the “notes”)

Legal Format:	SEC Registered

Trade Date:	February 27, 2018

Settlement Date:	March 1, 2018 (T+2)

Maturity Date:	March 1, 2048

Principal Amount:	$600,000,000

Price to Public:	99.594% of Principal Amount, plus accrued interest, if any, from March 1, 2018

Net Proceeds to Issuer (before offering expenses):	$592,314,000

Treasury Benchmark:	2.750% due November 15, 2047

Treasury Yield:	3.194%

Spread to Treasury Benchmark:	+103 basis points

Re-Offer Yield:	4.224%

Coupon:	4.200%

Interest Payment Dates:	Semi-annually on March 1 and September 1 of each year, commencing on September 1, 2018

Use of Proceeds:	The net proceeds of this notes offering will be used for general corporate purposes.

Optional Redemption:

The notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option.

If the notes are redeemed prior to September 1, 2047 (the date that is six months prior to the stated maturity date for the notes), the redemption price for the notes to be redeemed will equal the greater of the following amounts, plus accrued and unpaid interest thereon to but excluding the redemption date: (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed that would be due if the notes matured on September 1, 2047 (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 20 basis points. If the notes are redeemed on or after September 1, 2047 (the date that is six months prior to the stated maturity date for the notes), the redemption price for the notes to be redeemed will equal 100% of the principal amount of such notes plus accrued and unpaid interest thereon to but excluding the redemption date.

CUSIP / ISIN:	571748 BD3 / US571748BD35

Joint Book-Running Managers for the Notes:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Barclays Capital Inc. HSBC Securities (USA) Inc.

Co-Managers for the Notes:	BNY Mellon Capital Markets, LLC GC Securities, a division of MMC Securities LLC RBC Capital Markets, LLC TD Securities (USA) LLC Wells Fargo Securities, LLC

Conflicts of Interest:	GC Securities is a division of MMC Securities LLC, which is an indirect wholly owned subsidiary of Marsh & McLennan Companies, Inc. MMC Securities LLC is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and as a result of GC Securities’ participation as an underwriter in this offering it is deemed to have a “conflict of interest” within the meaning of Rule 5121 of FINRA (“Rule 5121”). Therefore, this offering will be conducted in accordance with Rule 5121, which requires that GC Securities not make sales to discretionary accounts without the prior written consent of the account holder. A qualified independent underwriter is not necessary for this offering pursuant to Rule 5121(a)(1)(C).

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement, including a prospectus and a related preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers will arrange to send you the prospectus and prospectus supplement if you request it by contacting Citigroup Global Markets Inc. toll free at 1-800-831-9146 or Goldman Sachs & Co. LLC toll free at 1-866-471-2526.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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